Exhibit 77(q)(1)(e)(20)

                                   SCHEDULE B
                       COMPENSATION FOR SERVICES TO SERIES

      For the services provided by Janus Capital Management LLC ("Portfolio Manager") to the following Series of ING Investors Trust (formerly known as The GCG Trust), pursuant to the Portfolio Management Agreement, dated April 3, 2002, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the applicable Series at the following annual rates:

SERIES                                                         FEE
------                                                         ---
ING Janus Special Equity Portfolio                 0.4500% on first $500 million
                                                   0.4250% on next $500 million
                                                   0.4000% thereafter